Exhibit 99.1

4D pharma PLC

4D pharma plc (in administration)

Delay to publication of Interim Results

Update on Suspension of Trading on AIM

Leeds, UK, September 28, 2022, – 4D pharma plc (AIM: DDDD), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, announces that it will not report its interim results for the 6 months to 30 June 2022 by 30 September as required by Rule 18 of the AIM Rules for Companies (the “AIM Rules”). This is a consequence of the Company having been placed into administration on 24 June 2022, when trading in the Company’s ordinary shares were suspended clarification of the Company’s financial position. Accordingly, the suspension will also remain in place pending announcement of the interim results in accordance with AIM Rule 18.

Further to the publication of the Joint Administrators’ Proposals on August 4 2022, the Joint Administrators continue to evaluate potential avenues to return the Company from administration and this process is ongoing. Further announcements will be made in due course.

Contact Information:

4D pharma

4dpharma@interpathadvisory.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. In addition to those programs listed above, there are two further clinical stage programs, namely Blautix® which is in development for the treatment of irritable bowel syndrome (IBS), and which has successfully completed a Phase II trial, and MRx0518 in patients with solid tumours, which successfully completed Part A as announced on 9 November 2020. Additional nonclinical-stage programs of LBPs include therapies for central nervous system (CNS) diseases, immune-inflammatory conditions and cancer. 4D pharma has a research collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, NJ, USA), to discover and develop Live Biotherapeutics for vaccines.

4D pharma PLC

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the efficacy of its Live Biotherapeutics including MRx0006, use of the MicroRx® platform to identify candidates, and the safety and efficacy of Live Biotherapeutics for the treatment of conditions of the central nervous system (CNS), are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s present expectations or projections. The foregoing factors and the other risks that could cause actual results to differ materially include risks relating to the efficacy of its Live Biotherapeutic drug candidates including MRx0006, risk related to safety of investigational therapeutics, pre-clinical and clinical development risk, and those additional risks and uncertainties described in the documents filed by the Company with the US Securities and Exchange Commission (“SEC”). The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.